Exhibit 99.29

PyroGenesis Canada Inc.

Condensed

Interim Financial Statements

Three months ended March 31, 2020 and 2019

(Unaudited)

CONDENSED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited financial statements of PyroGenesis Canada Inc. have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these unaudited condensed interim financial statements for the period ended March 31, 2020

PyroGenesis Canada Inc.

Condensed Interim Statements of Financial Position

(unaudited)

	March 31, 2020	December 31, 2019
	$	$
Assets
Current assets
Cash	1,139,416	34,431
Accounts receivable [note 5]	210,498	210,540
Costs and profits in excess of billings on uncompleted contracts and projects [note 6]	167,905	122,980
Investment tax credits and government wage subsidy receivable [note 7]	907,550	709,395
Deposits	451,416	150,322
Prepaid expenses	70,505	96,886
Total current assets	2,947,290	1,324,554
Non-current assets
Inventories	10,068	10,068
Deposits	187,655	178,105
Strategic investments [note 8]	1,117,330	1,609,354
Property and equipment	2,069,496	1,977,481
Right of use assets	3,653,404	3,742,769
Intangible assets	811,675	736,898
Total assets	10,796,918	9,579,229

Liabilities
Current liabilities
Accounts payable and accrued liabilities [note 9]	5,278,093	4,913,155
Billings in excess of costs and profits on uncompleted contracts and projects [note 10]	4,575,979	3,084,657
Term loans [note 11]	528,667	496,000
Current portion of long-term debt	295,000	284,956
Current portion of lease liabilities	141,990	139,529
Convertible debentures [note 11]	3,284,671	2,898,358
Total current liabilities	14,104,400	11,816,655
Non-current liabilities
Long-term debt	-	-
Lease Liabilities	3,808,419	3,845,497
Convertible debentures [note 12]	108,360	-
Total liabilities	18,021,179	15,662,152

Shareholders’ deficiency [note 13]
Common shares and warrants	47,820,219	47,073,243
Contributed surplus	6,450,021	6,679,730
Equity portion of convertible debentures [note 12]	500,182	401,760
Deficit	(61,994,683)	(60,237,656)
Total shareholders’ deficiency	(7,224,261)	(6,082,923)

Total liabilities and shareholders’ deficiency	10,796,918	9,579,229

Going concern disclosure, related party transactions, contingent liabilities, subsequent events [notes 1(b), 17, 19, 22]

Approved on behalf of the Board:

[Signed by P. Peter Pascali] P. Peter Pascali	[Signed by Michael Blank] Michael Blank

PyroGenesis Canada Inc.

Condensed interim Statements of Comprehensive Loss

(unaudited)

	Three months ended March 31,
	2020	2019
	$	$
Revenues [note 4]	718,908	736,443
Cost of sales and services [note 15]	451,494	644,285
Gross Profit	267,414	92,158
Expenses (income)
Selling, general and administrative [note 15]	1,276,593	1,330,005
Research and development	23,088	95,774
Net finance costs [note 16]	232,736	251,498
	1,532,417	1,677,277

Net loss from operations	(1,265,003)	(1,585,119)

Changes in fair market value of strategic investments	492,024	(706,196)

Net loss and comprehensive loss	(1,752,027)	(878,923)

Basic and diluted loss per share	(0.01)	(0.01)

Weighted average number of common shares - basic and diluted	142,285,283	133,595,204

The accompanying notes form an integral part of the condensed interim financial statements.

PyroGenesis Canada Inc.

Condensed Interim Statements of Changes in Shareholders’ (Deficiency) Equity
(unaudited)

	Number of Class A common shares	Class A common shares and warrants	Contributed Surplus	Equity portion of convertible debentures	Deficit	Total
		$	$	$	$	$
Balance - December 31, 2019	141,303,451	47,073,243	6,679,730,	401,760	(60,237,656)	(6,082,923)

Share issued on exercise of stock options	1,488,000	746,976	(300,576)	-	-	466,400
Share-based payments	-	-	70,867	-	-	70,867
Equity component of convertible debentures issued	-	-	-	98,422	-	98,422
Net loss and comprehensive loss	-	-	-	-	(1,757,027)	(1,757,027)
Balance – March 31, 2020	142,791,451	47,820,219	6,450,021	500,182	(61,994,683)	(7,224,261)

Balance - December 31, 2018	133,501,051	42,863,456	6,795,274	401,760	(51,066,540)	(1,006,050)

Private placement	97,400	62,292	-	-	-	62,292
Share-based payments	-	-	34,484	-	-	34,484
Net loss and comprehensive loss	-	-	-	-	(878,923)	(878,923)
Balance – March 31, 2019	133,598,451	42,925,748	6,829,758	401,760	(51,945,463)	(1,788,197)

The accompanying notes form an integral part of the condensed interim financial statements.

PyroGenesis Canada Inc.

Condensed Interim Statements of Cash Flows

(unaudited)

	Three months ended March 31,
	2020	2019
	$	$
Cash flows provided by (used in)
Operating activities
Net loss	(1,757,027)	(878,923)
Adjustments for:
Share-based payments	70,867	34,484
Depreciation on property and equipment	10,056	48,149
Depreciation of right-of-use assets	89,365	109,672
Amortization of intangibles assets	6,813	4,779
Finance costs	232,736	251,498
Change in fair value of investments	492,024	(706,196)
	(855,166)	(1,136,537)
Net change in non-cash operating working capital items [note 15]	1,122,234	1,154,794
	267,068	18,257
Investing activities
Additions to inventories	-	(18,767)
Purchase of property and equipment	-	(115,909)
Variation of deposits	(9,550)	6,259
	(9,550)	(128,417)
Financing activities
Repayment of R&D loans [note 10]	-	(247,200)
Repayment of convertible debenture [note11]	(354,000)	-
Repayment of lease liabilities	(34,618)	(52,494)
Proceeds from convertible loan [note 11]	903,000
Proceeds from issuance of shares – Private placement [note 12]	-	62,292
Proceeds from issuance of shares upon exercise of stock options [note 12]	446,400	-
Interest paid	(113,315)	(155,569)
	847,467	(392,971)
Net increase (decrease) in cash	1,104,985	(503,131)
Cash - beginning of period	34,431	644,981
Cash - end of period	1,139,416	141,850

Supplemental cash flow disclosure

Non-cash transactions:

Purchase of property and equipment included in accounts payables	102,071	39,277
Purchase of intangibles assets included in accounts payables	81,591	46,509
Interest included in accounts payable	32,614

The accompanying notes form an integral part of the condensed interim financial statements

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2020 and 2019

(unaudited)

1. Nature of operations and going concern disclosure

(a) Nature of operations

PyroGenesis Canada Inc. (the “Company”), incorporated under the laws of the Canada Business Corporations Act, was formed on July 11, 2011. The Company owns patents of advanced waste treatment systems technology and designs, develops, manufactures and commercialises advanced plasma processes and systems. The Company is domiciled at 1744 William Street, Suite 200, Montreal, Quebec. The Company is publicly traded on the TSX Venture Exchange under the Symbol “PYR”. During 2015, the Company received approval to trade on the OTCQB in the USA under the symbol “PYRNF”.

(b) Going concern

These condensed interim financial statements have been prepared on the going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

2. Basis of preparation

(a) Statement of compliance

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board ("IASB"). These condensed interim financial statements do not include all of the necessary information required for full annual financial statements in accordance with IFRS and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2019.

These condensed interim financial statements were approved and authorized for issuance by the Board of Directors on July 16, 2020.

(b) Functional and presentation currency

These condensed interim financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(c) Basis of measurement

These condensed interim financial statements have been prepared on the historical cost basis except for the investments which are accounted for at fair value.

3. Significant accounting judgments, estimates and assumptions

The significant judgments, estimates and assumptions applied by the Company’s in these condensed interim financial statements are the same as those applied by the Company in its audited annual financial statements as at and for the year ended December 31, 2019.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2020 and 2019

(unaudited)

4. Revenues

The Company’s revenues from long-term contracts and sales of goods are generated primarily from DROSRITE™ related sales of $474,432 (2019 - $58,559), PUREVAP™ related sales of $17,965 (2019 - $94,077), Torch related sales of $87,944 (2019 - $139,813), and the development and support related to systems supplied to the U.S. Military $23,896 (2019 - $210,667).

Refer to note 20 for sales by geographic area and by product line.

Transaction price allocated to remaining performance obligations

As at March 31, 2020, revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially satisfied) at the reporting date is $28,405,077. Revenue will be recognized as the Company satisfies its performance obligations under long-term contracts, which is expected to occur over the next 3 years.

5. Accounts receivable

Details of accounts receivable were as follows:

	March 31, 2019	December 31, 2019
	$	$
1 – 30 days	55,640	71,423
31 – 60 days	25,311	9,483
61 – 90 days	6,485	17,753
Greater than 90 days	30,376	5,469
Total trade accounts receivable	117,812	104,128
Other receivables	220,528	106,412
	338,340	210,540

There is no allowance for expected credit losses recorded as at March 31, 2020 and December 31, 2019.

6. Costs and profits in excess of billings on uncompleted contracts and projects

As at March 31, 2020, the Company had three uncompleted contracts and projects with total billings of $155,441 which were less than total costs incurred and had recognized cumulative revenue of $323,346 since those contracts and projects began. This compares with five contracts with total billings of $89,256 which were less than total costs incurred and had recognized cumulative revenue of $212,236 as at December 31, 2019.

Changes in costs and profits in excess of billings on uncompleted contracts during the three months ended March 31, 2020 are explained by $21,211 recognized at the beginning of the year being transferred to accounts receivable, and $66,136 resulting from changes in the measure of progress.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2020 and 2019

(unaudited)

7. Investment tax credits and government wage subsidy

As at March 31, 2020 investment tax credits related to qualifying projects from the provincial government were $70,313 (2019 - $709,395). The Company also recorded during the three months ended March 31, 2020 an amount of $127,842 (2019 - $Nil) as a government subsidy from Revenue Canada under the CEWS program.

8. Strategic investments

	March 31, 2020	December 31, 2019
	$	$
Beauce Gold Fields (“BGF”) shares – level 1	102,579	133,354
HPQ Silicon Resources Inc. (“HPQ”) shares - level 1	1,014,750	1,476,000
HPQ warrants – level 3	-	-
	1,117,329	1,609,354

Investments in HPQ (TSXV: HPQ) comprise 18,450,000 common shares (18,450,000 - 2019) and 17,750,000 warrants (17,750,000 - 2019). 1,500,000 warrants have an exercise price of $0.25 with an expiry date of November 21, 2020 and the remaining 16,250,000 warrants have an exercise price of $0.17 with an expiry date of August 21, 2021.

Investment in BGF (TSXV: BGF) consists of 1,025,794 of common shares. The 1,025,794 common shares of BGF were received in December 2018 as dividend in kind from a spinoff of HPQ.

16,250,000 common shares of HPQ and 16,250,000 warrants of HPQ were purchased in cash ($1,950,000) in 2018. 2,500,000 common shares and 2,500,000 warrants were received in 2017 in lieu of payment of services rendered by the Company to HPQ. At the transaction dates, these non-monetary transactions were measured based on the fair value of the common shares and warrants received for a total amount of $320,000. A gain from initial recognition of the warrants of $24,017 ($62,214 – 2017) has been deferred off balance sheet until realised.

	(“BGF”) shares – level 1		HPQ shares – level 1		(“HPQ”) Warrants - level 3
	Quantity	$	Quantity	$	Quantity	$
Balance, December 31, 2018	1,025,794	102,579	21,350,000	1,281,000	18,750,000	310,537
Disposals	-	-	(2,900,000)	(261,000)	-	-
Expired warrants	-	-	-	-	(1,000,000)	-
Change in the fair value	-	30,775	-	456,000	-	(310,537)
Balance, December 31, 2019	1,025,794	133,354	18,450,000	1,476,000	17,750,000	-
Change in the fair value	-	(30,775)	-	(461,250)	-	-
Balance, March 31, 2020	1,025,794	102,579	18,450,000	1,014,750	17,750,000	-

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2020 and 2019

(unaudited)

9. Accounts payable and accrued liabilities

	March 31, 2020	December 31, 2019
	$	$
Accounts payable	3,159,356	2,780,628
Accrued liabilities	1,954,663	1,866,822
Accounts payable to the controlling shareholder	164,074	214,470
Accounts payable to a trust beneficially owned by the controlling shareholder	-	51,234
	5,278,093	4,913,155

10. Billings in excess of costs and profits on uncompleted contracts

The amount to date of costs incurred and recognized profits less recognized losses for construction projects in progress amounted to $5,126,249 (2019 - $4,612,082).

Payments to date received were $7,752,228 and $1,950,000 of deposits on contract in progress (2019 - $5,746,739 in cash and $1,950,000 of other assets).

Changes in billings in excess of costs and profits on uncompleted contracts during the three months ended March 31, 2020 are explained by $19,475 recognized as revenue, and an increase of $1,510,797 resulting from cash received excluding amounts recognized as revenue.

11. Term loans

	Other Term Loans¹	2019 SR&ED Tax Credit loan²	2018 SR&ED Tax Credit loan³	2017 SR&ED Tax Credit loan[4]	Total
	$	$	$	$	$
Balance, December 31, 2018	-	-	-	247,200	247,200
Additions	115,200	247,500	214,000	-	576,700
Conversion option	(12,800)	-	-	-	(12,800)
Financing costs	-	(63,558)	(54,955)	-	(118,513)
Accretion	8,533	1,389	40,691	-	50,613
Repayment	-	-	-	(247,200)	(247,200)
Balance, December 31, 2019	110,933	185,331	199,736	-	496,000
Accretion	3,200	15,803	13,664	-	32,667
Balance, March 31, 2020	114,133	201,134	213,400	-	528,667

1 maturing May 1, 2020 bearing interest rate of 8% per annum payable at the maturity date.

2 maturing December 23, 2020 bearing interest rate of 16.68% payable at the issuance.

3 maturing April 3, 2020 bearing interest rate of 16.68% payable at the issuance.

4 matured September 30, 2018 bearing interest rate of 18% (effective interest rate 23%), repaid February 2019.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2020 and 2019

(unaudited)

11. Term loans (continued)

On December 23, 2019, the Company entered into a SR&ED tax credit loan of $247,500 bearing interest at a rate of 16.68% and fees totaling $22,375 paid at the issuance of the loan. The loan was discounted using the effective interest method. The effective interest rate on the loan is 25.68%. The loan is secured by the 2019 investment tax credit receivable and is repayable on December 22, 2020.

On March 25, 2019, the Company entered into a SR&ED tax credit loan of $214,000 bearing interest at a rate of 16.68% and fees totaling $19,260 paid at the issuance of the loan. The loan was discounted using the effective interest method. The effective interest rate on the loan is 25.68%. The loan is secured by the 2018 investment tax credit receivable and is repayable on April 2, 2020.

The SR&ED tax credit loans are financing, in the form of loans, with respect to the Company’s scientific research and experimental development tax credits ("SR&ED Tax Credits"). The principal of the loans is subject to holdback to be disbursed upon reception of notice of assessment. The principal of the loans is subject to repayment at the earlier of (a) receipt of the SR&ED Tax Credits refund or (b) the maturity date. The SR&ED Tax Credits loans agreement provides for automatic renewal of twelve months if loan is not paid at maturity. As at March 31, 2020, the amount available under the term loan financing agreement totals $461,500 (2019 – $461,500).

Pursuant to each financing, the Company granted the lender a security interest and movable hypothec on all of its assets excluding its intellectual property but including a first rank claim on the refundable portion of its SR&ED Tax Credits for each of the fiscal years ended December 31, 2018, of $274,921 and 2019 of $434,474.

In Q1-2020, the Company recorded investment tax credits receivable of $70,313 (Q1-2019 - $67,895), of which an amount of $30 (Q1-2019 - $Nil) was recorded against property and equipment, $20,629 ( Q1–2019 - $36,071) was recorded against cost of sales and services, $42,154 (Q1-2019 - $24,324) against research and development expenses and $7,500 (Q1-2019 - $7,500) against selling general and administrative expenses..

On May 1, 2019 the Company entered into loan agreements with unrelated individuals totaling $115,200 bearing interest at the annual rate of 8% payable at maturity, on May 1, 2020. The other term loans are unsecured and are convertible, at 10% discount, for a variable amount, of shares into any future private placement until maturity. The fair value of the debt instrument at inception was determined using the estimated cash flows discounted using a market rate of 20%. The residual amount of the non derivative liability of $12,800 associated with the conversion feature has been recorded in accounts payable and accrued liabilities.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2020 and 2019

(unaudited)

12. Convertible debentures

	March 31, 2020	December 31, 2019
		$
2018 Convertible debenture	2,586,963	2,898,358
Convertible loan	806,068	-
	3,393,031	2,898,358
Current portion	3,284,671	2,898,358
Long-term portion	108,360	-

Convertible loan

On March 18, 2020, the Company closed a $903,000 non-brokered secured convertible loan at 12% per annum, with a trust whose beneficiary is the controlling shareholder and CEO of the Company. The Loan bears interest at the rate of 12% per annum, with interest payable in cash on a quarterly basis in arrears and matures September 17, 2021. The convertible debentures may be converted before maturity, in whole at anytime or in part from time to time at a conversion price of $0.25 at the option of the lender. The is secured by a deed of hypothec charging on the universalities of movable assets.

The Convertible loan is a compound financial instrument and the total proceeds of the issuance was allocated between a liability for the debenture and an equity component for the conversion feature. The fair value of the debt liability component at inception was determined using estimated future cash flows discounted using a market interest rate of 20%. The effective interest rate of the liability component is 21.55%. The residual amount representing the value of the conversion option equity component was classified in the shareholders’ (Deficiency) Equity.

At the issuance date, the Convertible loan was recorded as follows:

$
Liability component	804,578
Conversion option recognized in equity, net of transaction cost of $47,338	98,422
Net proceeds	903,000

March 31, 2020
Total
$
Liability component at issuance	804,578
Effective interest accretion	1,490
Balance, end of period	806,068

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2020 and 2019

(unaudited)

12. Convertible debentures (continued)

Convertible debenture

On April 2, 2018, the Company completed a $3,000,000 non-brokered private placement of 9.5% secured convertible debentures (the “2018 Convertible Debenture”). The 2018 convertible debentures bear interest at the rate of 9.5% per annum, with interest payable in cash on a quarterly basis, and mature on March 29, 2020. Each Debenture is convertible into common shares of the Company at a conversion price of $0.80 per common share. The 2018 convertible debentures may be redeemed before maturity, in whole at anytime or in part from time to time at the option of the Company. In the event the Company elects to redeem the debentures before the maturity date, the Company shall be required to pay all interest that otherwise would have accrued on the debentures up to the maturity date. The 2018 convertible debentures are secured by a hypothec on the universality of all of the property, rights and assets of the Company, present and future, movable and immovable, corporeal and incorporeal.

The 2018 Convertible Debenture is a compound financial instrument and the total proceeds of the issuance was allocated between a liability for the debenture and an equity component for the conversion feature. The fair value of the debt liability component at inception was determined using estimated future cash flows discounted using a market interest rate of 20%. The residual amount representing the value of the conversion option equity component was classified in the shareholders’ (Deficiency) Equity.

In connection with the convertible debenture, the Company paid finder fees in the amount of $180,000 to the agent. Total transaction costs amount to $315,702 and have been allocated between the liability and equity components. The effective interest rate of the liability component is 20.23%.

At the issuance date, the 2018 Convertible Debenture was recorded as follows:

$
Debt component, net of transactions cost of $268,364	2,282,538
Conversion option recognized in equity, net of transaction cost of $47,338	401,760
Net proceeds	2,684,298

On March 30, 2020, the Company reached an agreement to extend the maturity date of its $3,000,000 convertible debenture to June 30, 2020, from the original maturity date of March 29, 2020. Under the terms of the agreement, the Company redeemed $300,000 (representing 10% of the principal amount), paid a onetime accommodation fee of $54,000, and is no longer subject to any prepayment penalties going forward. The conversion features have not changed. The gain in the amount of $59,037 resulting from the revised amortised cost of the convertible debenture was recognised in loss presented against the accretion expense.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2020 and 2019

(unaudited)

12. Convertible debentures (continued)

	March 31, 2020	December 31, 2019
	Total
	$	$
Balance, beginning of period	2,898,358	2,527,241
Effective interest accretion	101,642	371,117
	3,000,000	2,898,358
Repayment of 2018 Convertible Debenture in cash	(300,000)	-
Finance fees	(54,000)	-
Gain on refinancing	(59,037)
Balance, end of period	2,586,963	2,898,358

13. Shareholders’ deficiency

Common shares and warrants

Authorized:

The Company is authorized to issue an unlimited number of Class A common shares without par value.

Issuance of shares

The following table sets out the activity in stock options during the three months ended March 31, 2020:

	Number of options	Weighted average exercise price
		$
Balance – December 31, 2019	8,438,000	0.37
Granted	100,000	0.45
Exercised	1,488,000	0.30
Balance, March 31, 2020	7,050,000	0.33

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2020 and 2019

(unaudited)

13. Shareholders’ deficiency (continued)

As at March 31, 2020, the outstanding options, as issued under the stock option plan to directors, officers, employees and consultants for the purchases of one common share per option, are as follows:

	Number of stock options March 31, 2020	Exercise price per option (1)	Expiry date
		$
September 25, 2016	3,000,000	0.18	Sep 25, 2021
October 25, 2016	100,000	0.19	Oct 25, 2021
November 3, 2017	2,600,000	0.58	Nov 3, 2022
February 9, 2018	200,000	0.60	Feb 9, 2023
May 10, 2018	250,000	0.52	May 10, 2023
July 3, 2018	300,000	0.51	July 3, 2023
October 29, 2018	100,000	0.52	Oct 29, 2023
September 29, 2019	400,000	0.51	Sep 29, 2024
January 2, 2020	100,000	0.45	Jan 02, 2025

	7,050,000	0.33

On January 2, 2020, the Company granted 100,000 stock options to a director of the Company. The stock options have an exercise price of $0.45 per common share, 100% vested at grant date and are exercisable over a period of 5 years. The fair value of the stock options was estimated at $0.34 per option by applying the Black-Sholes option pricing model.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2020 and 2019

(unaudited)

13. Shareholders’ deficiency (continued)

Share purchase warrants

The following table reflects the activity in warrants for the three months ended March 31, 2020 and the number of issued and outstanding share purchase warrants at December 31, 2019:

	Number of warrants December 31, 2019	Issued	Exercised	Number of warrants March 31, 2020	Price per warrant	Expiry date
					$
Issuance of units – April 19, 2018	3,108,333	-	-	3,108,333	0.85	Apr 19, 2020
Issuance of broker warrants – April 19, 2018	74,000	-	-	74,000	0.85	Apr 19, 2020
Issuance of units – April 20, 2018	3,385,715	-	-	3,385,715	0.85	Apr 20, 2020
Issuance of units – September 28, 2018	3,448,276	-	-	3,448,276	0.58	Jan 28, 2021
Issuance of units – October 19, 2018	1,500,750	-	-	1,500,750	0.58	Feb 13, 2021
Issuance of units – December 17, 2018	2,244,367	-	-	2,244,367	0.85	Dec 18, 2020
Issuance of units – May 15, 2019	2,996,500	-	-	2,996,500	0.85	May 15, 2021
Issuance of units – May 24, 2019	2,024,500	-	-	2,024,500	0.85	May 24, 2021
Issuance of units – June 19, 2019	1,000,000	-	-	1,000,000	0.85	Jun 19, 2021
Issuance of units – October 25, 2019	225,000	-	-	225,000	0.75	Oct 25, 2021
	20,007,441		-	20,007,441	0.78

14. Supplemental disclosure of cash flow information

Net changes in non-cash components of operating working capital

	2020	2019
	$	$
Decrease (increase) in:
Accounts receivable	(127,800)	420,612
Costs and profits in excess of billings on uncompleted contracts	(44,925)	184,852
Investment tax credits receivable	(70,313)	4,099
Deposits	(301,094)	434,324
Prepaid expenses	26,381	(30,564)

Increase (decrease) in:
Accounts payable and accrued liabilities	148,663	2,103,997
Billings in excess of costs and profits on uncompleted contracts	1,491,322	(1,267,753)
	1,122,234	1,849,567

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2020 and 2019

(unaudited)

15. Other information

The aggregate amortization of intangible assets expense for the three months ended March 31, 2020 was $6,813 (2019 - $20,133) and was recorded in cost of sales and services.

Depreciation on property and equipment amounted to $10,056 and depreciation on right of use assets amounted to $89,365 for the three months ended March 31, 2020 (2019 $48,419 and $109,672 respectively) and is recorded in selling, general and administrative. Employee benefits totaled $1,492,034 in the three months ended March 31, 2020 (2019 - $1,463,634) and include share-based compensation of $70,867 (2019 - $34,484).

The Company has been awarded various grants during the three months period, which were recognized when they became receivable. The grants, received in Q1, 2020, are unconditional and amounted to $218,636 (2019 - $132,014). An amount of $206,136 (2019 - $109,976) was recorded as a reduction to the related expenses in research and development and an amount of $12,500 (2019 - $22,038) was recorded as a reduction to the related expenses in selling, general and administrative.

16. Net finance costs:

	Three months ended March 31,
	2020	2019
	$	$
Finance costs
Interest and fees on convertible debentures	75,120	71,250
Interest accretion of convertible debentures	44,096	89,798
Interest on term loans	34,965	73,224
Interest on lease liabilities	63,235	8,132
Interest accretion on promissory notes	14,458
Other interest expenses	862	9,094
Net finance costs	232,736	251,498

17. Related party transactions

During the three months ended March 31, 2020, the Company concluded the following transactions with related parties:

The Company entered into a lease agreement for rent of a property with a trust whose beneficiary is the controlling shareholder and CEO of the Company. As at March 31, 2020 the carrying amount of the right-of-use asset and lease liabilities are $1,141,649 and $1,184,669, respectively.

An amount of $68,047 was charged by a trust whose beneficiary is the controlling shareholder and CEO for rent and property taxes (rent and property taxes of $66,679 was charged in 2019). A balance due of $Nil (2018 - $51,134) is included in accounts payable and accrued liabilities.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2020 and 2019

(unaudited)

17. Related party transactions (continued)

An amount of $115,581 was paid as a deposit for rent to a trust whose beneficiary is the controlling shareholder and CEO of the Company (December 31, 2019 – $Nil), of this amount $100,527 is included in deposits.

A balance due to the controlling shareholder and CEO of the Company amounted to $164,074 (December 31, 2019 - $214,470) for expense report, salary and vacation payables and is included in accounts payable and accrued liabilities as at March 31, 2019.

As at March 31, 2020, an amount of $4,413 (December 31, 2019 - $7,427), of interest payable and an accretion amount of $10,045 (December 31, 2019 - $12,946), were accrued on the loan of $295,000 from the controlling shareholder and CEO of the Company and are included in accounts payable and accrued liabilities.

As at March 31, 2020, an amount of $3,870 (December 31, 2019 - $Nil), of interest payable and an accretion amount of $5,360 (December 31, 2019 - $Nil), were accrued on a convertible loan of $903,000 from a trust whose beneficiary is the controlling shareholder and CEO of the Company and are included in accounts payable and accrued liabilities.

The key management personnel of the Company are the members of the Board of Directors and certain officers. Total compensation to key management consisted of the following:

	2020	2019
	$	$
Salaries –officers	262,670	102,000
Pension contributions	2,769	2,040
Fees – Board of Directors	44,000	24,000
Share - based compensation - officers	2,122	-
Share – based compensation – Board of Directors	62,241	-
Other benefits – officers	5,387	4,391
Total compensation	379,189	132,431

The Company has added three employees in key management amounts in 2020. A balance of $78,524 of key management compensation, of the amounts noted above, is included in accounts payable and accrued liabilities as at March 31, 2020 (December 31, 2019 - $130,604).

18. Financial instruments

As part of its operations, the Company carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed. The Company's overall risk management program focuses on the unpredictability of the financial market and seeks to minimize potential adverse effects on the Company's financial performance. The Company does not use derivative financial instruments to hedge these risks.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2020 and 2019

(unaudited)

18. Financial instruments (continued)

Foreign currency risk

The Company enters into transactions denominated in US dollars for which the related revenues, expenses, accounts receivable and accounts payable and accrued liabilities balances are subject to exchange rate fluctuations.

As at March 31, 2020 the following items are denominated in US dollars:

	March 31, 2020 CDN	December 31, 2019 CDN
	$	$
Cash	470,133	74,749
Accounts receivable	52,066	28,704
Accounts payable and accrued liabilities	(147,095)	(403,273)
Total	375,104	(299,820)

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

Sensitivity analysis

At March 31, 2020, if the US Dollar changes by 10% against the Canadian dollar with all other variables held constant, the impact on pre-tax gain or loss for the year ended March 31, 2020 would have been $37,000 (December 31, 2019 – $(29,000)).

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum credit risk to which the Company is exposed as at March 31, 2020 represents the carrying amount of cash, accounts receivable and deposits.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2020 and 2019

(unaudited)

18. Financial instruments (continued)

Credit concentration

During the year ended March 31, 2020, two customers accounted for 78% (March 31, 2019 – three customers for 61%) of revenues from operations.

	Three months ended March 31, 2020		Three months ended March 31, 2019
	Revenues	% of total revenues	Revenues	% of total revenues
	$	%	$	%
Customer 1	474,432	66	210,667	29
Customer 2	87,945	12	139,813	19
Customer 3	-	-	94,077	13

Total	562,377	78	444,557	61

Three customers accounted for 51% (December 31, 2019 – one customer for 93%) of trade accounts receivable with amounts owing to the Company of $103,556 (2019 - $96,874), representing the Company's major credit risk exposure. Credit concentration is determined based on customers representing 10% or more of total revenues and/or total accounts receivable. The Company believes that there is no unusual exposure associated with the collection of these receivables. The Company manages its credit risk by performing credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable. The Company does not generally require collateral or other security from customers on accounts receivable.

Fair value of financial instruments

Financial instruments are comprised of cash, accounts receivable, investments, deposits, accounts payable and accrued liabilities, term loans, long-term debt and convertible debentures. There are three levels of fair value that reflect the significance of inputs used in determining fair values of financial instruments:

Level 1 —	quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 —	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
Level 3 —	inputs for the asset or liability that are not based on observable market data.

Investments in BGF shares are valued as at March 31, 2020 at quoted market prices and are classified as Level 1. Investments in BGF shares were valued as at December 31, 2018 based on a valuation technique that estimates a business' value based on a recent round of financing and were classified as Level 3.

Investments in HPQ shares are valued at quoted market prices and are classified as Level 1.

Investments in HPQ warrants are valued using the Black-Scholes pricing model and are classified as Level 3.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2020 and 2019

(unaudited)

18. Financial instruments (continued)

Fair value of financial instruments - continued

The fair values of cash, accounts receivable, accounts payable and accrued liabilities, and term loans approximate their carrying amounts due to their short-term maturities.

The fair value of the long-term debt and of the 2018 Convertible Debenture approximates their carrying amounts due to their recent issuance.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk, and on the fair value of investments or liabilities, known as price risks. The Company is exposed to a risk of fair value on the term loans and convertible debentures as those financial instruments bear interest at fixed rates.

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market price (other than those arising from foreign currency risk and interest risk), whether those changes are caused by factors specific to the individual financial instrument or its issuers or factors affecting all similar financial instruments traded in the market. The most significant exposure to the price risk for the Company arises from its investments in shares of public companies quoted on the TSXV Exchange. If equity prices had increased or decreased by 15% as at March 31, 2020, with all other variables held constant, the Company’s investments would have increased or decreased respectively, by approximately $168,000 (December 31, 2019 - $241,000).

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivery of cash or another financial asset. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity and / or debt issuances and to generate positive cash flows from operations (see note 1 (b)). The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2020 and 2019

(unaudited)

18. Financial instruments (continued)

Liquidity risk - continued

The following table summarizes the contractual maturities of financial liabilities as at March 31, 2020:

	Carrying value	Total contractual amount	6 months or less	6 to 12 months
	$	$	$	$
Accounts payable and accrued liabilities	5,278,093	5,278,093	-	-
Promissory notes	295,000	295,000	-	-
Term loans	577,468	329,968	247,500	-
Convertible debentures	3,774,356	2,785,571	42,893	945,892
	9,924,917	8,688,632	290,393	945,892

19. Contingent liabilities

The Company is currently a party to various legal proceedings and a tax authorities’ review. If management believes that a loss arising from these matters is probable and can reasonably be estimated, that amount of the loss is recorded. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, will not have a material adverse effect on the Company’s financial position or overall trends in results of operations.

The Company had received a government grant in prior years of approximately $800,000 to assist with the development of a new system of advanced waste treatment systems technology. The grant is potentially repayable at the rate of 3% of any consideration received as a result of the project, for which funding has been received, to a maximum of the actual grant received. This repayment provision will remain in effect until May 30, 2024. The Company abandoned the project in 2011 and accordingly, no amount is expected to be repaid.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2020 and 2019

(unaudited)

20. Capital management

The Company’s objectives in managing capital are:

a)	To ensure sufficient liquidity to support its current operations and execute its business plan; and

b)	To provide adequate return to the shareholders

The Company’s primary objectives when managing capital is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders.

The Company currently funds these requirements from cash flows from operations and with financing arrangements with third parties and shareholders. The Company is not subject to any externally imposed capital requirements.

The management of capital includes common shares, warrants reserve, contributed surplus and equity portion of convertible debentures for a total amount of $54,770,422 (December 31, 2019 - $54,154,733) and debt of $4,358,688, (December 31, 2019 - $3,679,323). The Company monitors its working capital in order to meet its financial obligations. As at March 31, 2020, the Company’s working capital deficiency was $11,157,110 (December 31, 2019 – deficiency of $10,492,101).

There were no changes in the Company’s approach during the three months ended March 31, 2020.

21. Segment information

The Company operates in one segment, based on financial information that is available and evaluated by the Company’s Board of Directors.

The Company’s head office is located in Montreal, Quebec. The operation of the Company is located in one geographic area: Canada. The following is a summary of the Company’s geographic information:

	Three months ended March, 31
	2020	2019
	$	$
Revenue from external customers
Canada	121,232	113,166
United States	33,713	336,320
Europe	962	215,932
Mexico	-	32,643
Asia	475,057	38,382
South America	87,944	-
	718,908	736,443

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2020 and 2019

(unaudited)

21. Segment information (continued)

The following is a summary of the Company’s revenue by product line:

	Three months ended March 31,
	2020	2019
	$	$
Sales of goods under long-term contracts	637,950	719,125
Sales of goods in point of time	59,995	12,466
Other revenues	20,963	4,852
	718,908	736,443

The Company has entered into long-term leases for premises, computer software, photocopier equipment and automobile. The minimum lease payments due over the next five years are as follows:

22. Subsequent events

The global pandemic due to the novel coronavirus (COVID-19) is a situation that is constantly evolving, and the measures put in place are having multiple impacts on provincial, national and global economies. The overall effect of these events on the Company and its operations is too uncertain to be estimated at this time. The impacts will be accounted for when they are known and may be assessed.

The Company received under the exclusivity contract with DROSRITE International approximately US$3,545,572 between April and July 14, 2020.

The Company received under the exclusivity contract with a US tunneling corporation approximately US$324,917 in April 2020.

On May 26, 2020, the Company completed a share debt transaction with HPQ to settle outstanding trade accounts receivable in the amount of $395,514, for which an amount of $30,002 was included in trade accounts receivable as at December 31, 2019, whereby the Company received 4,394,600 units at a price of $0.09 per unit. Each unit is comprised of one common share and one common share purchase warrant. Each warrant will allow its holder to subscribe to one common share at the price of $0.10 for a period of 36 months from the date of closing. Each share issued pursuant to the debt settlement will have a mandatory four month and one day holding period from the date of closing. This settlement is subject to the approval of the TSX Venture.

In May 2020, the Company issued 120,000 common shares upon the exercise of 120,000 stock options with an exercise price of $0.58, and in June 2020, the Company issued 120,000 common shares upon the exercise of 120,000 stock options with an exercise price of $0.60.

In June 2020, the Company issued 4,045,300 common shares upon the exercise of 3,745,300 share purchase warrants for total proceeds of $3,173,419, and in July 2020, the Company issued 186,000 common shares upon the exercise of 186,000 share purchase warrants for total proceeds of $131,100.

Between April 7, 2020 and June 30, 2020, the Company redeemed 1,285,000 of its common shares for an amount of $964,391.

In June 2020, holders of the outstanding $2,700,000 convertible debenture requested to convert an amount of $2,695,500 into common shares of the Company. The remaining balance of $4,500 was repaid on June 30, 2020.